As filed with the Securities and Exchange Commission on June 18, 2004

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares of the Par Value of NIS 0.10 each of

Teva Pharmaceutical Industries Limited

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Israel

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing Ordinary Shares of the Par Value of NIS 0.10 each of Teva Pharmaceutical Industries Limited	500,000,000 American Depositary Shares	$5.00	$25,000,000.00	$3,175

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13, 14

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16, 17

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 14, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8, 13 and 22

(x)

Limitation upon the liability

Articles number 13, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of February 8, 1982, as amended on September 29, 1986, August 28, 1987, March 13, 1990, March 6, 1992, March 5, 1993 and April 13, 1993, as further amended and restated as of February 12, 1997, among Teva Pharmaceutical Industries Limited, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 17, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of the Par Value of NIS 0.10 each of Teva Pharmaceutical Industries Limited

The Bank of New York,

As Depositary

By: /s/Andrew Zelter

Name: Andrew Zelter

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Teva Pharmaceutical Industries Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of  Petach Tikva, Israel on June 17, 2004.

Teva Pharmaceutical Industries Limited

By:_/s/ Israel Makov _______________________

Name: Israel Makov

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 17, 2004.

/s/ Eli Hurvitz Eli Hurvitz Chairman of the Board	/s/ William Fletcher William Fletcher Authorized U.S. Representative
/s/ Ruth Cheshin Ruth Cheshin Director	/s/ Israel Makov Israel Makov Chief Executive Officer (Principal Executive Officer)
Abraham E. Cohen Director	/s/ Dan S. Suesskind Dan S. Suesskind Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Leslie Dan Leslie Dan Director
Amir Elstein Director
/s/ Prof. Meir Heth Prof. Meir Heth Director
/s/ Prof. Moshe Many Prof. Moshe Many Director
/s/ Dr. Leora Meridor Dr. Leora Meridor Director
Dr. Max Reis Director
/s/ Carlo Salvi Carlo Salvi Director
/s/ Prof. Michael Sela Prof. Michael Sela Director
/s/ Dov Shafir Dov Shafir Director
/s/ Prof. Gabriela Shalev Prof. Gabriela Shalev Director
/s/ Harold Snyder Harold Snyder Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit	Page

1

Form of Deposit Agreement dated as of February 8, 1982, as amended on September 29, 1986, August 28, 1987, March 13, 1990, March 6, 1992, March 5, 1993 and April 13, 1993, as further amended and restated as of February 12, 1997, among Teva Pharmaceutical Industries Limited, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.